Exhibit 23.1

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM’S CONSENT

We consent to the inclusion in this Registration Statement of Origin Life Sciences, Inc. and Subsidiaries on Form S-1 of our report dated February 28, 2023, except for the Forward Stock Split paragraph contained in Note 1 and the first paragraph of Note 9 as it pertains to the Amended and Restated Certificate of Incorporation, as to which the date is May 5, 2023, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audit of the financial statements of Origin, Inc. (now known as Origin Life Sciences, Inc.) and Subsidiaries as of December 31, 2022 and 2021, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Liebman Goldberg & Hymowitz LLP

Liebman Goldberg & Hymowitz LLP

Garden City, NY

June 20, 2023